

16014481

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
FEB 29 2016
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 46412

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Asia Pacific Financial Management Group, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

145 Aspinall Avenue
(No. and Street)

Hagatna	Guam	96910-5156
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Sandra McKeever (671) 472-6400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Burger & Comer, P.C.
(Name – *if individual, state last, first, middle name*)

278 S Marine Corps Dr. Ste. 104	Tamuning	Guam	96913
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Sandra McKeever, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Asia Pacific Financial Management Group, Inc., as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

BARBARA L. LUJAN
NOTARY PUBLIC
In and for Guam, U.S.A.
My Commission Expires: June 24, 2017
145 Aspinall Avenue Hagatna, Guam 96910

[Signature]
Signature

President
Title

[Signature]
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) A report of Independent Public Accountant on Internal Control Structure.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ASIA PACIFIC FINANCIAL MANAGEMENT GROUP, INC.

(a Guam Corporation)

Financial Statements and Other Financial Information

Year ended December 31, 2015

Contents

Burger & Comer, P.C.

Tamuning, Guam USA

February 22, 2016

BURGER & COMER, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Asia Pacific Financial Management Group, Inc.:

Report on the Financial Statements

We have audited the accompanying financial statements of Asia Pacific Financial Management Group, Inc. (the Company), which comprise the statement of financial condition as of December 31, 2015 and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Hengi Plaza, Suite 104, 278 South Marine Corps Drive Tamuning, Guam 96913 • Phone: (671) 646-5044 • Fax: (671) 646-5045
http://www.guamcpa.com

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Asia Pacific Financial Management Group, Inc. as of December 31, 2015, and the results of operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in schedules of computation of net capital, aggregate indebtedness, basic net capital requirement, and net capital reconciliation with Focus Report required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Burger & Comer, P.C.

Burger & Comer, P.C.
Tamuning, Guam
February 22, 2016

ASIA PACIFIC FINANCIAL MANAGEMENT GROUP, INC.
(a Guam corporation)

Statement of Financial Condition

December 31, 2015

ASSETS	
Cash and cash equivalents	$ 137,872
Deposit with clearing organization	57,475
Funds held in trading securities account	73,863
Receivable from brokers	194,089
Prepaid expenses	4,459
Deferred income taxes	2,523
Property, equipment and leasehold improvements, net of accumulated depreciation (note 4)	41,294
Total assets	$ 511,575
LIABILITIES AND STOCKHOLDERS' EQUITY	
Liabilities:	
Accounts payable and accrued expenses	42,586
Commissions payable to stockholders	95,965
Commissions payable to other brokers	29,785
Guam income tax payable (note 5)	12,108
Deferred income taxes	8,310
Total liabilities	188,754
Commitments and contingencies (notes 6 and 7)	
Stockholders' equity:	
Common stock, $1 par value. 800,000 shares authorized; 26,000 shares issued and outstanding	26,000
Additional paid-in capital	12,000
Retained earnings	356,821
	394,821
Less: Treasury stock, 2,592 shares at cost	(72,000)
Total stockholders' equity	322,821
Total liabilities and stockholders' equity	$ 511,575

See accompanying notes to financial statements and auditors' report.

ASIA PACIFIC FINANCIAL MANAGEMENT GROUP, INC.
(a Guam corporation)

Statement of Income

Year ended December 31, 2015

Revenues:	
Commissions and fees	$1,358,052
Account annual fees	8,354
Other income	1,901
Interest income	2,498
Total revenues	1,370,805
Operating expenses:	
Commissions	846,772
Employee salaries and wages	191,209
Other operating expenses	197,273
Taxes and licenses	14,768
Occupancy (note 6)	41,914
Depreciation	11,022
Total operating expenses	1,302,958
Operating income	67,847
Other income (expense)	
Unrealized losses on securities	(7,420)
Income before income taxes	60,427
Guam income tax expense	(6,970)
Net income	$ 53,457

See accompanying notes to financial statements and auditors' report.

ASIA PACIFIC FINANCIAL MANAGEMENT GROUP, INC.
(a Guam corporation)

Statement of Changes in Stockholders' Equity

Year ended December 31, 2015

	Common Stock		Additional	Retained	Treasury	
	Shares	Amount	Paid-in Capital	Earnings	Stock	Total
Balance December 31, 2014	26,000	$ 26,000	12,000	323,364	(72,000)	289,364
Net income		-	-	53,457	-	53,457
Dividend declared and paid		-	-	(20,000)	-	(20,000)
Balance December 31, 2015	26,000	$ 26,000	12,000	356,821	(72,000)	322,821

See accompanying notes to financial statements and auditors' report.

ASIA PACIFIC FINANCIAL MANAGEMENT GROUP, INC.
(a Guam corporation)

Statement of Cash Flows

Year ended December 31, 2015

Cash flows from operating activities:	
Net income	$ 53,457
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation	11,022
Changes in assets and liabilities:	
Deposit with clearing organization	(6)
Funds held in trading securities accounts	4,956
Receivables from brokers	(20,598)
Prepaid expenses	2,772
Deferred tax asset	(2,523)
Accounts payable	15,902
Commissions payable	15,761
Deferred tax liability	(3,188)
Guam income tax payable	7,805
Net cash provided by operating activities	85,360
Cash flows from investing activities:	
Purchases of property and equipment	(8,003)
Net cash used in investing activities	(8,003)
Cash flows from financing activities:	
Dividends declared and paid	(20,000)
Net cash used in financing activities	(20,000)
Net increase in cash	57,357
Cash at beginning of year	80,515
Cash at end of year	$ 137,872

See accompanying notes to financial statements and auditors' report.

1. Organization and Nature of Business

Asia Pacific Financial Management Group, Inc. (APFMG or the Company), previously named Asia Pacific Investors Services, was incorporated under the laws of the Territory of Guam on March 2, 1993 with the filing of its incorporation documents at the Government of Guam Department of Revenue and Taxation. The Company is registered as a broker-dealer in securities under the Securities Exchange Act of 1934, as amended, and as an investment adviser under the Investment Advisers Act of 1940. APFMG renders investment management and broker-dealer services in mutual funds, corporate stocks and fixed income securities on both an agency and principal basis to its Guam located customers on a fully disclosed basis through other broker-dealers. APFMG is exempt from the reserve requirement under SEC rule 15c3-3(k)(2)(ii), since it does not handle or carry customer securities and cash.

2. Significant Accounting Policies

Basis of Accounting

Security transactions and related commission revenue and expense are recorded on a trade date basis.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

For purposes of the statement of financial condition and the statement of cash flows, cash is defined as cash on hand, money market accounts, cash due from banks and brokerage accounts, and cash on deposit with banks.

Accounts Receivable

Accounts receivable primarily represent management and consulting fees due for financial and investment advisory services.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

2. Significant Accounting Policies, continued

Revenue Recognition

Revenue, which consists of management and consulting fees for financial and investment advisory services, is recognized as it is performed. Commissions earned on life insurance policies sold are recognized as premiums are collected. Commissions earned on annuity contracts are recognized initially when the customer purchases the annuity; there are also residual commissions based on the amount invested. Investment advisory fees are received and recognized monthly.

Property, Equipment and Leasehold Improvements

Property, equipment and leasehold improvements are recorded at cost or estimated net book value at the date of transfer. Depreciation of property and equipment, and amortization of leasehold improvements, which is included in depreciation expense, is based on the straight line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the lives of the respective lease or the service lives of the improvements.

Income Taxes

The Territory of Guam adopted most sections of the United States Internal Revenue Code as the territorial or local income tax.

Guam income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred tax assets and liabilities. Deferred tax assets and liabilities are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate to the use of mandatory depreciation methods for fixed assets under the tax laws. Deferred tax assets and liabilities represent the future tax return consequences of those differences which will be recoverable or taxable when the temporary differences reverse or certain future events occur. No deferred tax liability is recorded for permanent tax differences.

The Company files its corporate income tax return in the Territory of Guam. With few exceptions, the Company is no longer subject to Guam income tax examinations by tax authorities for years before 2012. The Company does not have any unrecognized tax benefits at December 31, 2015 that would affect the annual effective tax rate.

The Company recognizes interest accrued related to unrecognized tax benefits as interest expense and recognizes penalties in operating expenses. The Company did not recognize any interest or penalties in the year ended December 31, 2015 related to unrecognized tax benefits.

2. Significant Accounting Policies, continued

Advertising

The costs of non direct response advertising are charged to expense as incurred.

3. Fair Value

Fair Value Hierarchy

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1. Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.
- Level 2. Inputs other than quoted prices included within level 1 that are observable for the asset or liability either directly or indirectly.
- Level 3. Unobservable inputs for the asset or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

3. Fair Value, continued

Processes and Structure

The Board of Directors is responsible for the Company's fair value valuation policies, processes, and procedures. The Board implements valuation control processes to validate the fair value of the Company's financial instruments measured at fair value, including those derived from pricing models. These control processes are designed to assure that the values used for financial reporting are based on observable inputs wherever possible. In the event that observable inputs are not available, the control processes are designed to assure that the valuation approach utilized is appropriate and consistently applied and that the assumptions are reasonable.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that the Company believes market participants would use in pricing the asset or liability at the measurement date.

A description of the valuation techniques applied to the company's major categories of assets and liabilities measured at fair value on a recurring basis follows:

Cash and cash equivalents, and deposits with clearing organizations are essentially cash and are therefore valued at fair value. The fair value of amounts receivable from brokers, prepaid expenses, accounts payable, accrued expenses, and commissions payable are approximately the same as their carrying values, due to the short term nature of the accounts.

Exchange-Traded Equity Securities. Exchange-traded equity securities are generally valued based on quoted prices from the exchange. To the extent these securities are actively traded, valuation adjustments are not applied, and they are categorized in level 1 of the fair value hierarchy; otherwise, they are categorized in level 2 or level 3 of the fair value hierarchy.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2015:

	Level 1
Corporate equities	$ 63,039
Exchange traded products	9,142
Total	$ 72,181

The investments carried at fair value above are included with a cash equivalent of $1,683 in the accompanying statement of financial condition as "Funds held in trading securities account."

3. Fair Value, continued

Fair Value Option

FASB ASC 825, *Financial Instruments*, provides a fair value option election that allows entities to irrevocably elect fair value as the initial and subsequent measurement attribute for certain financial assets and liabilities. Changes in fair value are recognized in earnings as they occur for those assets and liabilities for which the election is made. The election is made on an instrument by instrument basis at initial recognition of an asset or liability or upon an event that gives rise to a new basis of accounting for that instrument. The fair value option has not been elected as of December 31, 2015.

4. Property and Equipment

A summary of property and equipment as of December 31, 2015 follows:

Furniture	$ 102,062
Equipment	40,110
Leasehold improvements	21,094
	163,266
Less accumulated depreciation	(121,972)
Property and equipment, net	$ 41,294

5. Guam Income Tax

During the year ended December 31, 2015 the Company paid $3,574 in Guam income taxes. The Company's deferred income tax liability decreased by $3,188 due to the reversal of tax depreciation in excess of book depreciation. Income taxes currently payable are $12,108 at December 31, 2015.

6. Lease Commitment

The Company leases its administrative office under a noncancelable operating lease with a term expiring on December 31, 2015. The lease was renewed, with the current term expiring December 31, 2018. Monthly rent under the lease was $2,500 until December 31, 2015. The rent was increased to $2,800 per month effective January 1, 2016. The building and related improvements from which APFMG conducts its operations are owned by U.D.P. Corporation, a Guam corporation owned two-thirds by APFMG's majority stockholder.

Rent expense for the year ended December 31, 2015 was $30,000. Future rent due under this lease is $33,600 per year for 2016, 2017 and 2018, for a total of $100,800.

7. Subsequent Events

In preparing the accompanying financial statements and these footnotes, management has evaluated subsequent events through February 22, 2016, which is the date the financial statements were available to be issued.

8. Net Capital Requirement

APFMG is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2015, APFMG had net capital of $128,883, which was $116,854 in excess of its required net capital of $12,029. The Company's net capital ratio was 1.40 to 1.

ASIA PACIFIC FINANCIAL MANAGEMENT GROUP, INC.
(a Guam Corporation)

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission

December 31, 2015

NET CAPITAL:		
Total stockholders' equity qualified for net capital		$ 322,823
Additions:		
Allowable credit for deferred income taxes payable		8,309
Deductions:		
Non-allowable assets:		
Clearing accounts	(57,475)	
Broker and other receivables	(88,050)	
Prepaid insurance	(4,459)	
Furniture, equipment and leasehold improvements	(41,254)	
Petty cash	(150)	
		(191,388)
Net capital before haircuts on securities positions (tentative net capital)		139,744
Haircuts on securities from Part IIA		(10,861)
Net capital		$ 128,883

ASIA PACIFIC FINANCIAL MANAGEMENT GROUP, INC.
(a Guam Corporation)

Computation of Aggregate Indebtedness

December 31, 2015

Total liabilities in the statement of financial condition	$ 188,754
Deferred income taxes payable	(8,310)
Aggregate indebtedness for the Forms Report	$ 180,444
Net capital	$ 128,883
Percentage of aggregate indebtedness to net capital	140.0%

ASIA PACIFIC FINANCIAL MANAGEMENT GROUP, INC.
(a Guam Corporation)

Computation of Basic Net Capital Requirement

December 31, 2015

Minimum net capital required (6 and 2/3 percent of aggregate indebtedness)	$ 12,029
Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries	$ 5,000
Net capital requirement	$ 12,029
Net capital	$ 128,883
Excess net capital	$ 116,854
Excess net capital at 1000%	
Excess net capital	$ 116,854
Less: 10% of aggregate indebtedness	18,045
Excess net capital at 1000%	$ 98,809

ASIA PACIFIC FINANCIAL MANAGEMENT GROUP, INC.
(a Guam Corporation)

Reconciliation with Focus Report Form X-17A-5

December 31, 2015

Total ownership equity qualified for net capital per Forms Report	$ 322,823
Difference – rounding	2
Total ownership equity qualified for net capital per Audit	$ 322,821

BURGER & COMER, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

February 22, 2016

The Board of Directors
Asia Pacific Financial Management Group, Inc.

In planning and performing our audit of the financial statements of Asia Pacific Financial Management Group, Inc. (the Company), as of and for the year ended December 31, 2015, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(l) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 1 7a-3(a)(l 1) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Hengi Plaza, Suite 104, 278 South Marine Corps Drive Tamuning, Guam 96913 • Phone: (671) 646-5044 • Fax: (671) 646-5045
http://www.guamcpa.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2015, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Burger & Comer, P.C.

BURGER & COMER, P.C.
Tamuning, Guam
February 22, 2016

ASIA PACIFIC FINANCIAL MANAGEMENT GROUP, INC.
(a Guam Corporation)

Schedule II

Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2015

The Company is exempt from the Reserve Requirement of computation according to the provision of Rule 15c3-3(k)(2)(ii).

See accompanying auditors' report.

ASIA PACIFIC FINANCIAL MANAGEMENT GROUP, INC.
(a Guam Corporation)

Schedule III

Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2015

The Company is exempt from Rule 15c3-3 as it relates to Possession and Control requirements under the (k)(2)(ii) exemptive provision.

See accompanying auditors' report.

BURGER & COMER, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

February 22, 2016

The Board of Directors
Asia Pacific Financial Management Group, Inc.

In planning and performing our audit of the financial statements of Asia Pacific Financial Management Group, Inc. as of and for the year ended December 31, 2015, on which we have issued our report dated February 22, 2016, we considered its system of internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control. We noted no matters involving the system of internal control and its operation that we consider to be reportable conditions under standards established by the American Institute of Certified Public Accountants. Reportable conditions involve matters coming to our attention relating to significant deficiencies in the design or operation of internal control that, in our judgment, could adversely affect the organization's ability to record, process, summarize and report financial data consistent with the assertions of management in the financial statements.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the SIPC, FINRA, and others within the organization and is not intended to be and should not be used by anyone other than these specified parties.

Very truly yours,

Burger & Comer, P.C.

BURGER & COMER, P.C.
Tamuning, Guam USA

Hengi Plaza, Suite 104, 278 South Marine Corps Drive Tamuning, Guam 96913 • Phone: (671) 646-5044 • Fax: (671) 646-5045
http://www.guamcpa.com

BURGER & COMER, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

Independent Accountant's Report on Applying Agreed-Upon
Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Board of Directors
Asia Pacific Financial Management Group, Inc.
Hagatna, Guam

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Asia Pacific Financial Management Group, Inc. (APFMG) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Asia Pacific Financial Management Group's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Asia Pacific Financial Management Group's management is responsible for Asia Pacific Financial Management Group's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursements records entries ((a) Check number 8161 on July 20, 2015 for $61 and (b) Check number 8303 on January 28, 2016 for $53), noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2054, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences;
3. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 noting no differences; and
4. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than those specified parties.

Burger & Comer, P.C.

Burger & Comer, P.C.
Tamuning, Guam
February 22, 2016

Hengi Plaza, Suite 104, 278 South Marine Corps Drive Tamuning, Guam 96913 • Phone: (671) 646-5044 • Fax: (671) 646-5045
http://www.guamcpa.com

BURGER & COMER, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Asia Pacific Financial Management Group, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Asia Pacific Financial Management Group claimed an exemption from 17 C.F.R. § 240.15c3-3: 17 C.F.R. § 15c3-3(k)(2)(ii) (the "exemption provisions") and (2) Asia Pacific Financial Management Group, Inc. stated that Asia Pacific Financial Management Group, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Asia Pacific Financial Management Group, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Asia Pacific Financial Management Group, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements,. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii), of Rule 15c3-3 under the Securities Exchange Act of 1934.

Burger & Comer, P.C.

Tamuning, Guam
February 22, 2016

Hengi Plaza, Suite 104, 278 South Marine Corps Drive Tamuning, Guam 96913 • Phone: (671) 646-5044 • Fax: (671) 646-5045
http://www.guamcpa.com

Asia Pacific Financial Management Group's Exemption Report

Asia Pacific Financial Management Group, Inc. (the "Company") is a registered broker-dealer subject to SEA Rule 17a-5. This Exemption Report was prepared as required by provisions in SEA Rule 17a-5(d)(4)(i)-(iii). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from §240.15c3-3 under the following provisions of §240.15c3-3(k)(2)(ii). All customer transactions are cleared through another broker-dealer on a fully disclosed basis.

(2) The Company had no obligations under §240.15c3-3(k)(2)(ii) throughout the most recent fiscal year without exception.

Asia Pacific Financial Management Group, Inc.

I, Sandra McKeever, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By:______________________________



Sandra McKeever, President

BURGER & COMER, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

ASIA PACIFIC FINANCIAL MANAGEMENT GROUP, INC.
(a Guam Corporation)

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2015

WITH INDEPENDENT AUDITORS' REPORT THEREON

Hengi Plaza, Suite 104, 278 South Marine Corps Drive Tamuning, Guam 96913